

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

September 24, 2015

<u>**Via E-Mail**</u>
Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

   **Re: Synergetics USA, Inc.
     Schedule TO-T and TO-T/A filed September 16 and 18, 2015 by Blue
     Subsidiary Corp., Valeant Pharmaceuticals International and Valeant
     Pharmaceuticals International, Inc.
     File No. 005-44538**

Dear Mr. Arcano:

   We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

<u>What is a CVR and How Does it Work, page 2</u>

1. Please clarify in tabular format or otherwise, disclosure regarding potential CVR payments. We specifically note disclosure under this heading, "[w]hat will happen if only one Milestone Target is achieved," and "[i]s it possible that I will receive more than one of the contingent cash consideration payments." Your disclosure indicates a scenario in which CVR payments are capped at only $0.50 if net sales <u>exceed</u> $65mn during the Milestone Achievement Period. Clarify, if correct, that the Full Milestone 2 Payment or the Partial Milestone 2 Payment are structured to be paid <u>only</u> if net sales fall <u>within</u> a limited range of $55mn-$65mn and will not be paid if net sales exceed $65 mn. Please advise or revise.

2. Please provide clarity as to the consideration being offered and the feasibility of payment of the additional CVR consideration by disclosing net sales for

Synergetics Ophthalmology Products over the four most recent consecutive quarters.

3.   Please provide us with your analysis as to how the offer complies with the prompt payment provisions of Rule 14e-1(c). In your analysis, please specifically address whether the rights that security holders receive would be considered enforceable as of the close of the offer under state law.

4.   Please see our comment above. We note that payment of CVR consideration will occur within ten business days after Valeant files a periodic report with respect to the first quarter in which the net milestone was achieved. This could seemingly result in payments being made up to 4 months after the milestone is achieved. Please provide your analysis of how such payment would be considered "prompt". Refer generally to Rule 14e-1 (c).

5.   Include a Question & Answer that also addresses the possibility that no CVR consideration will be payable and advising shareholders to tender assuming the total consideration could be limited to $6.50 net per share.

6.   Revise your disclosure generally to describe the material terms of the CVRs and the CVR agreement. For example, (i) clarify your disclosure as to whether holders of contingent payment rights are beneficiaries of the agreements, and (ii) disclose the contractual rights the holders have against the company and/or the paying agent with respect to those parties' respective obligations owed to holders pursuant to the agreements, including any limitations imposed on the enforcement of rights by holders. In this respect, disclose the risks that security holders may face in connection with the CVRs, namely that (a) the bidders' financial condition could deteriorate such that they did not have the necessary cash or cash equivalents to make the required payments under the agreement; (b) holders of the CVRs would have no greater rights against the bidders than those accorded to general unsecured creditors under applicable law; (c) the CVRs would be effectively subordinated in right of payment to all of the bidders' secured obligations to the extent of the collateral securing such obligations; and (d) the CVRs would be effectively subordinated in right of payment to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of the bidders' subsidiaries.

Conditions of the Offer, page 53

7.   We note the language in the last paragraph in this section that the bidders' failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right. If an event triggers a listed offer condition, and the bidders determine to proceed with the offer anyway, they have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform security holders

how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

8.   With respect to the same paragraph referenced immediately above, we note that the disclosure suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. When a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the bidders are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
September 24, 2015
Page 4

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers and
Acquisitions